UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

30 Broadwick Street

London, W1F 8LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Board of Directors (the “Board”) of Virax Biolabs Group Limited (the “Company”), announced that effective November 17, 2022, Mr. Nelson Haight was appointed as an independent director of the Company. On the same day, Ms. Margaret E. Gilmour resigned as an independent director of the Board due to personal reasons. Ms. Gilmour’s resignation was not a result of any disagreement with the Board of the Company or the Company.

The biographies for Mr. Haight is set forth below:

Nelson Haight, age 57, has been as our independent director since November 17, 2022. A finance executive with over 30 years of professional experience, Mr. Nelson Haight currently serves as Executive Vice President and Chief Financial Officer of TEAM, Inc., (NYSE: TISI) which he joined in June 2022. Previously from June 2020 to June 2022, he served as Senior Vice President, Chief Financial Officer and Treasurer for Key Energy Services, Inc.. From September 2019 to June 2020, Mr. Haight was the interim Chief Financial Officer for Element Markets, LLC, an environmental commodities firm. From November 2018 to June 2019, Mr. Haight was the interim Chief Financial Officer for Epic Companies, LLC, a family office backed oilfield service company. Between July 2017 and September 2018, Mr. Haight was the Chief Financial Officer of Castleton Resources, LLC, a privately held exploration and production company. From December 2011 to July 2017, Mr. Haight served in various capacities from Vice President to Chief Financial Officer at Midstates Petroleum Company, Inc. Mr. Haight served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021, and served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He has been serving as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) since March 2021. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) since March 2021. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021.

Mr. Haight received an MPA and BBA from the University of Texas at Austin in May 1988 and is a Certified Public Accountant and member of the American Institute of Certified Public Accountants.

In connection with Mr. Haight's appointment as an independent director, the Company and Mr. Haight have entered into an independent director agreement (the “Agreement") and pursuant to which Mr. Haight's annual compensation is the grant of 20,000 shares of our ordinary shares with an exercise price of $1.54 per share pursuant to our 2022 Equity Incentive Plan (the “Option”) , effective November 17, 2022. In addition to the grant of the Option, Mr. Haight will be paid $40,000 per year in cash and will be able to receive equity awards granted annually commencing in 2023.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text actual Agreement, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Exhibits

Exhibit No	Description

10.1	Independent Director Agreement by and between Nelson Haight and the Company, dated as of November 17, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	November 17, 2022	By:	/s/ James Foster
James Foster, Chief Executive Officer